
Mail Stop 3010

November 19, 2010

Mr. Zhaohui John Liang
Chief Financial Officer
China Oumei Real Estate Inc.
634 Donna Court
River Vale, NJ
River Vale, NJ 07675

> **Re:** **China Oumei Real Estate Inc. (f/k/a Dragon Acquisition Corp.)**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **Filed November 2, 2010**
> **File No. 333-166658**

Dear Mr. Liang:

We have reviewed Amendment No. 5 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. From your disclosure on page 28, we note that you have amended your subscription agreement to reduce the exercise price of the warrants instead of paying cash liquidated damages. Please tell us how you determined that the warrant sales are still considered completed private placements prior to the initial filing of your registration statement in light of the modification to the exercise price.

Risk Factors, page 7

2.   We note your responses to prior comments 1 – 6 of our letter dated October 22, 2010, and the lack of experience of the Director, and presumably the staff, of your accounting department in preparing financial statements in accordance with U.S. GAAP. In that regard, please include a risk factor to disclose the potential material weaknesses in your internal control over financial reporting that may result from this lack of experience and knowledge of U.S. GAAP.

Our business and financial performance may be materially adversely affected…, page 14

3.   We note your revised disclosure in this risk factor. Please revise to make clear the impact on you and your shareholders of a conclusion by PRC regulatory authorities that you failed to comply with this discussed rule.

4.   In the appropriate place within your business section, please clarify what you mean by the statement: "The PRC regulatory authorities may take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoiding compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing opposed to MOFCOM's local office) through the use of a nominee arrangement, trust or similar means is prohibited." Also, please discuss any alternative or equivalent means of establishing control over the noted subsidiaries if your prior method was deemed invalid.

Use of Proceeds, page 20 and 2.A

5.   Please update your disclosure to account for the sale of shares based on the exercise of the warrants and disclose the amount you may receive from the exercise of the warrants. Please disclose how you will use the proceeds received from the exercise of the warrants.

Management's Discussion and Analysis …, page 28

6.   Please update your disclosure in accordance with Item 303 of Regulation S-K.

Recent Developments, page 28

7.   Please revise to disclose the date you began to pay damages by reducing the exercise price of the warrants by $.08 per month.

<u>Comparison of Six Months Ended June 25, 2010 and June 25, 2009, page 30</u>

<u>Table setting forth square meters sold and average selling price …, page 32</u>

8.   We note your response to comment 8 of our letter dated October 22, 2010. Please revise the footnotes to this table to reflect the disclosure contained in parts C and D of your response. Please make corresponding changes to the table on page 36.

<u>Projects Under Construction, page 60</u>

9.   We note your disclosure in the table regarding GFA sq. m. The figures in this table do not appear to be consistent with your disclosure on pages 31 and 35. Please advise or revise.

<u>Management, page 72</u>

10.   We note your response to comment 16 of our letter dated October 22, 2010. Please revise your disclosure regarding Mr. Cheng's experience to clarify when he became the sole shareholder and director of Longhai Group. Additionally, please disclose when he became the sole shareholder of Longhai Holdings. Please note that the disclosure for Mr. Cheng should address all of his business experience in the past five years in accordance with Item 401 of Regulation S-K.

<u>Executive Compensation, page 78</u>

11.   We note your response to comment 17 of our letter dated October 22, 2010. Please revise your disclosure to provide a more detailed description of the material terms of the Equity Incentive Plan.

<u>Financial Statements, page F-1</u>

12.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

<u>Leewell Investment Group Limited Financial Statements, page F-28</u>

13.   Please include the disclosures required by ASC 250-10-50-7 and 50-8 pertaining to your restatement related to the acquisitions of Weifang Industry, CXSY and LHFDC. Please note the restatement should also be referenced in the audit report.

Exhibits

14.   We note your response to comment 21 of our letter dated October 22, 2010. Your disclosure on page 100 indicates that Deheng Law Firm will "pass upon" matters of PRC law and be relied upon by Pillsbury Winthrop Shaw Pittman LLP. If one counsel relies on another in rendering its opinion, such opinion should disclose the reliance and the opinion relied upon should also be filed. Please have your opinions revised as applicable and file the opinion provided by Deheng Law Firm or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202)551-3429 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Louis A. Bevilacqua, Esq. (*via facsimile*)